CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2003


                        GUANGSHEN RAILWAY COMPANY LIMITED
                 (Translation of Registrant's Name Into English)


        No. 1052 Heping Road, Shenzhen, People's Republic of China 518010
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

         Indicate by check mark if the registrant is submitting the Form
          6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                                  Yes X No
                                     ---  ---

     Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                              Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

GUANGSHEN RAILWAY COMPANY LIMITED (the "Registrant") is furnishing under cover of this Form 6-K an English copy of the following documents in connection with the Registrant's interim results for the first half of 2003:

(i)  a copy of the press release; and

(ii) a copy of the 2003 Interim Report.

                Guangshen Railway Announces 2003 Interim Results

                       Looking Ahead to Take Advantage of

                   The Great Pearl River Delta Circle and CEPA

(12 August 2003, Hong Kong) - Guangshen Railway Company Limited ("Guangshen Railway" or the "Company") (SEHK code: 0525, NYSE ticker symbol: GSH) and its subsidiaries today announce their unaudited profit attributable to shareholders for the first half of the year was approximately RMB170 million, representing a decrease of 43% when compared to that of the same period of last year, and earnings per share were RMB0.039. Total revenues from operations were approximately RMB1,029 million, which is a decrease of 14.3% when compared to that of the same period of last year. The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June 2003.

Mr. Wu Junguang, Chairman of Guangshen Railway, said, " The decrease in revenues from operations in the first half of the year was largely due to the outbreak of Severe Acute Respiratory Syndrome ("SARS") in some provinces of China and Hong Kong, which had negative impact on the Company's core businesses. However, as the PRC government has succeeded in containing the SARS epidemic at this stage, we believe that the adverse impact of the SARS epidemic on its transportation businesses is temporary and will gradually fade away."

In the first half of 2003, the total number of passengers carried by the Company declined to 17.483 million as a result of SARS, representing a decline of 14.1% from the same period of last year. In particular, the number of passengers traveling on the Guangzhou-Shenzhen trains, on the Hong Kong Through Trains and on the long-distance passenger trains decreased approximately by 8%, 22% and 17.3% respectively.

In the freight transportation segment, the Company recorded a decrease of 17.6% in the outbound freight and a slight decrease of 2.1% in inbound and pass-through freight over the same period of last year. The total tonnage of freight transported by the Company was 12.797 millions tons, representing a decrease of 6.4% over the same period of last year. The total revenue generated from the freight transportation was RMB228 million, representing a decrease of approximately 8.2% over the same period of last year.

The passenger volume and freight volume of the Company have progressively recovered after the SARS period. In the coming half year, the Company will continue to take active and effective measures to prevent the recurrence of SARS in its service areas and provide comfortable, safe, hygienic and convenient transportation services to passengers. It will take advantage of the gradual relaxation of restrictions by the PRC government on Chinese residents' traveling to Hong Kong and Macau, and further enhance its marketing efforts on passenger and freight transportation businesses. Riding on the opportunity, the Company will continue to focus on the improvement and implementation of the "as-frequent-as-buses" Train Project. It also plans to compete in intra-province short-distance transportation market outside the Guangzhou-Shenzhen route while accumulating experience of operations to compete in the long-distance passenger transportation market. With respect to Hong Kong Through Trains, the Company started the operation of the eighth pair of Hong Kong Through Trains on 28 June, 2003 and began to offer discount to group travelers of Dongguan-Kowloon Through Trains on July 1, 2003. The Company will also actively cooperate with Kowloon-Canton Railway Corporation in the "Hong Kong Welcomes You!" promotion for Hong Kong Through Trains in order to attract more passengers. In relation to its freight transportation business, the Company will focus on business potentials at Guangzhou port and Yantian port and emphasize on the importance of container transportation. The company also plans to operate a container train between Dongguan and Yantian port to increase the volume of container transportation. Furthermore, the Company plans to develop freight transportation market in different geographies and open up new freight sources.

To enhance the Company's overall competitiveness, Guangshen Railway will continue to invest in certain material projects to improve the facilities and equipment of its transportation service as well as to strengthen its transport capacity with internally generated funds this year. These projects include purchase of locomotives and passenger coaches, construction of the north plaza of Guangzhou East Railway Station and a technical support and maintenance depot for passenger vehicles at Northern Shenzhen Station, and the project of capacity upgrade between Guangzhou and Shenzhen (the Forth Line).

Mr. Wu concluded, "The Company will take advantage of the opportunities arising from the building of a Great Pearl River Delta economic circle among Guangdong Province, Hong Kong and Macau within its service territory and the establishment of closer economic partnership between the Mainland and Hong Kong and capture the historical opportunity of the breakthrough in the Chinese railway industry to establish the Guangzhou-Shenzhen railway into a safe, comfortable, premium, fast and convenient means of transport among Guangzhou, Shenzhen and Hong Kong and a convenient passage for people and freight linking the Mainland and Hong Kong. The Company believes that its passenger and freight transportation businesses will gradually recover during the second half of this year.

Information about Guangshen Railway Company Limited

The Company was established in 1996 and is principally engaged in railway passenger and freight transportation businesses and related services and businesses. It is the first and currently the only enterprise in the PRC railway industry with its shares listed in Hong Kong and New York.

Enclosure:

Consolidated Income Statement (Unaudited)
Consolidated Balance Sheet (Unaudited)

Press Enquiry:

Guangshen Railway Company Limited        Elegance Communications Limited
Yao Xiaocong                             Carol Yue
Chief Accountant and Company Secretary   Account Manager
Tel: (0755) 2558 4891                    Tel: (852) 2283 2090
Fax: (0755) 2556 5424                    Fax: (852) 2283 2283
Email: yaoxiaocong@vip.sina.com          Email: carol.yue@eleganceholdings.com
Website: http://www.gsrc.com             Website:http://www.eleganceholdings.com

Condensed Consolidated Income Statement
(Unaudited)

                                                           For the six months ended 30th June,
                                                 -------------------------------------------------------
                                                       2003              2002                2003
                                                 ----------------  ------------------  -----------------
                                                      RMB'000           RMB'000            US$'000
Revenues from railroad businesses
     Passenger                                         748,999           891,029            90,241
     Freight                                           227,694           248,008            27,433
                                                 --------------    --------------      ------------

     Sub-total                                         976,693         1,139,037           117,674
Revenues from other businesses                          52,691            61,611             6,348
                                                 --------------    --------------      ------------

Total revenues                                       1,029,384         1,200,648           124,022
                                                 --------------    --------------      ------------

Operating expenses
     Railroad businesses                              (795,148)         (804,486)          (95,801)
     Other businesses                                  (50,672)          (54,007)           (6,105)
                                                 --------------    --------------      ------------

Total operating expenses                              (845,820)         (858,493)         (101,906)
                                                 --------------    --------------      ------------

Profit from operations                                 183,564           342,155            22,116
Other income                                            17,621            11,387             2,123
Finance cost                                              (920)             (302)             (111)
Share of profit (losses) of associates
before tax                                                 209                (2)               25
                                                 --------------    --------------      ------------

Profit before tax                                      200,474           353,238            24,153
Income tax expense                                     (31,011)          (55,150)           (3,736)

Profit from ordinary activities after tax              169,463           298,088            20,417
Minority interests                                         542               (74)               65
                                                 --------------    --------------      ------------

Profit attributable to shareholders                    170,005           298,014            20,482
                                                 ==============    ==============      ============
Earnings per share
    - Basic                                           RMB0.039          RMB0.069          US$0.005
                                                 ==============    ==============      ============
    - Diluted                                              N/A               N/A               N/A
                                                 ==============    ==============      ============

Condensed Consolidated Balance Sheet
(Unaudited)

                                                                   As of 31st        As of
                                               As of 30th June,    December,       30th June,
                                                    2003            2002             2003
                                               ---------------    -----------      ----------
                                                  RMB'000          RMB'000          US$'000
                                                (UNAUDITED)       (AUDITED)
Non-current assets
Fixed assets                                     6,766,012        6,798,280          816,387
Construction-in-progress                           716,535          672,827           86,330
Leasehold land payments                            649,388          656,998           78,240
Interests in associates                            141,539          140,842           17,053
Available-for-sale investments                     166,695          166,695           20,084
Deferred tax assets                                  7,918            7,577              954
Deferred staff costs                               173,549          181,095           20,910
                                               ------------     ------------     ------------
                                                 8,631,636        8,624,314        1,039,958
                                               ------------     ------------     ------------

Current assets
Materials and supplies                              37,789           34,105            4,553
Trade receivables, net                              57,346           51,457            6,909
Due form Parent Company                               --             39,374             --
Due from related parties                           240,617          267,885           28,990
Prepayments and other receivables, net             316,915          260,075           38,182
Temporary cash investments                         614,756          567,339           74,067
Cash and cash equivalents                        1,406,379        1,413,045          169,443
                                               ------------     ------------     ------------
                                                 2,673,802        2,633,280          322,144
                                               ------------     ------------     ------------

Current liabilities
Trade payables                                      51,718           41,734            6,231
Payables for construction of fixed assets          152,558          181,473           18,380
Due to Parent Company                               34,581             --              4,166
Due to related parties                             112,501          158,199           13,554
Dividends payable                                  413,787           90,663           49,854
Taxes payable                                       19,058           71,844            2,296
Accrued expenses and other payables                533,510          457,953           64,278
                                               ------------     ------------     ------------
                                                 1,317,713        1,001,866          158,759
                                               ------------     ------------     ------------

Net current assets                               1,356,089        1,631,414          163,385
                                               ------------     ------------     ------------

Total assets less current liabilities            9,987,725       10,255,728        1,203,343
                                               ------------     ------------     ------------

Minority interests                                   7,124           11,577              858
                                               ------------     ------------     ------------

Net assets                                       9,980,601       10,244,151        1,202,485
                                               ============     ============     ============

                                                                   As of 31st        As of
                                               As of 30th June,    December,       30th June,
                                                    2003            2002             2003
                                               ---------------    -----------      ----------
                                                  RMB'000          RMB'000          US$'000
                                                (UNAUDITED)       (AUDITED)
Representing:
Share capital                                    4,335,550        4,335,550          522,355
Reserves                                         5,645,051        5,908,601          680,130
                                               ------------     ------------     ------------

Total capital and reserves                       9,980,601       10,244,151        1,202,485
                                               ============     ============     ============

                       Guangshen Railway Company Limited
 (a joint stock limited company incorporated in the People's Republic of China)

                             INTERIM RESULT OF 2003

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited operating results of the Company and its subsidiaries for the six months ended June 30, 2003.

REVIEW OF OPERATIONS

In the first half of 2003, the Company's core businesses declined as a result of the outbreak of Severe Acute Respiratory Syndrome ("SARS") in some provinces of China and Hong Kong. In the first half of 2003, total revenues of the Company decreased by 14.3% from that of the same period in 2002. The revenues from passenger transportation, freight transportation and other businesses decreased by 15.9%, 8.2% and 14.5%, respectively, when compared with that of the same period in 2002.

Passenger Transportation

Passenger transportation is the Company's core business segment. As of June 30, 2003, the Company operated 105 pairs of passenger trains per day according to the train schedule, representing an increase of six pairs of trains over those at the end of 2002. The 105 pairs of passenger trains included 36 pairs of long-distance trains, an increase of two pairs over those at the end of 2002, eight pairs of Hong Kong Through Trains, an increase of one pair over those at the end of 2002, 57 pairs of high-speed trains between Guangzhou and Shenzhen, an increase of three pairs over those at the end of 2002, and four pairs of regular-speed trains between Guangzhou and Shenzhen.

For the six months ended June 30, 2003, the total number of passengers carried by the Company was 17.483 million, representing a decline of 14.1% from 20.352 million in the first half of 2002. Of the total number of passengers carried,
(1) the total number of passengers travelling on the Guangzhou-Shenzhen route was 6.939 million, representing a decrease of 8.0% from 7.539 million in the same period of 2002; (2) the total number of passengers travelling on the Hong Kong Through Trains was 0.800 million, representing a decrease of 22.0% from
1.026 million in the first half of 2002; and (3) the total number of passengers travelling on long-distance passenger trains was 9.744 million, representing a decrease of 17.3% when compared with 11.787 million in the same period of last year.

Note: During the first half of 2002, as the Company had not officially used the new data collection methods, the number of passengers of Guangzhou-Shenzhen route did not include the passengers that travelled between Guangzhou Station (which is owned by Yangcheng Railway Company) and stations on the Guangzhou-Shenzhen route. These passengers and those departing from Dongguan Station for northbound through trains of the Zhaoqing-Kowloon route and the Beijing (Shanghai)-Kowloon route were included in the passenger volume of long-distance passenger trains. In the first half of 2003, the Company used the new data collection methods. The passengers travelling between Guangzhou Station and stations on the Guangzhou-Shenzhen route were included in the calculation of passenger volume of the Guangzhou-Shenzhen route while the passengers departing from Dongguan Station for northbound through trains of the Zhaoqing-Kowloon route and the Beijing (Shanghai)-Kowloon route were included in the calculation of passenger volume of the Hong Kong Through Trains. Under the new data collection methods, the passenger volume of the Guangzhou-Shenzhen route, the Hong Kong Through Trains and the long-distance passenger trains was 8.585 million, 1.03 million and 10.737 million, respectively, in the first half of 2002.

Freight Transportation

Freight transportation is an important business segment of the Company. In the first half of 2003, the total freight tonnage transported by the Company was
12.797 million tonnes, representing a decrease of 6.4% from 13.674 million tonnes in the same period of last year. Of the total freight transportation volume, (1) the outbound freight tonnage was 3.122 million tonnes, representing a decrease of 17.6% from 3.787 million tonnes in the same period of last year; and (2) the inbound and pass-through freight tonnage was 9.675 million tonnes, representing a decrease of 2.1% from 9.887 million tonnes in the same period of last year.

Other Businesses

For the first half of 2003, revenues from other businesses (including sales of food and merchandise on the Company's trains and in its stations) were Renminbi ("RMB") 52.7 million, representing a decrease of 14.5% from RMB61.6 million in the same period of last year.

Profit from Operations

The profit from operations of the Company for the first half of 2003 was RMB183.6 million, representing a decline of 46.4% from RMB342.2 million for the same period of last year. Profit attributable to shareholders during this reporting period was approximately RMB170.0 million, representing a decrease of 43.0% from RMB298.0 million in the same period of last year.

MANAGEMENT DISCUSSION AND ANALYSIS

Total revenues from operations

In the first half of 2003, the Company's total revenues from operations were RMB1,029.4 million, representing a decline of 14.3% from RMB1,200.6 million in the same period of last year. Revenues from passenger transportation were RMB749.0 million and revenues from freight transportation were RMB227.7 million, representing 72.8% and 22.1% of the Company's total revenues, respectively, and 76.7% and 23.3% of the Company's railroad businesses, respectively. Revenues from other businesses were RMB 52.7 million, representing 5.1% of the Company's total revenues.

Passenger transportation business

Revenues from passenger transportation business in the first half of 2003 were RMB749.0 million, representing a decrease of 15.9% from RMB891.0 million in the same period of last year. The substantial decline was mainly due to the significant decrease in the number of passengers as a result of SARS. The impact is particularly strong on the number of passengers travelling on the more profitable Hong Kong Through Trains and Shenzhen-Yueyang and Shenzhen-Beijing long-distance passenger trains. The following table sets forth the revenues from passenger transportation and the number of passengers from January 1, 2003 to June 30, 2003 as compared to the same period of 2002:

                                                                                        Increase/
                                                               Six months ended     (decrease) as
                                                                    June 30,             compared
                                                              2003           2002         to 2002
-------------------------------------------------------------------------------------------------
Revenues from passenger transportation (RMB thousands)       748,999       891,029        (15.9%)
-------------------------------------------------------------------------------------------------

 - Guangshen trains and long-distance trains                 626,858       727,442        (13.8%)
 - Hong Kong Through Trains                                  122,141       163,587        (25.3%)
-------------------------------------------------------------------------------------------------

Total number of passengers (thousand persons)                 17,483        20,352        (14.1%)
-------------------------------------------------------------------------------------------------

 - Guangshen trains and long-distance trains                  16,683        19,326        (13.7%)
 - Hong Kong Through Trains                                      800         1,026        (22.0%)
-------------------------------------------------------------------------------------------------

Revenue per passenger (RMB)                                    42.84         43.78         (2.1%)
-------------------------------------------------------------------------------------------------

 - Guangshen trains and long-distance trains                   37.57         37.64         (0.2%)
 - Hong Kong Through Trains                                   152.68        159.44         (4.2%)
-------------------------------------------------------------------------------------------------

Total passenger-kilometers (millions)                        1,451.3       1,717.7        (15.5%)
-------------------------------------------------------------------------------------------------

Revenue per passenger-kilometer (RMB)                           0.52          0.52          --

In the first half of 2003, revenues of the Company from the Guangshen and long-distance passenger trains were RMB626.9 million, representing a decrease of 13.8% when compared to the same period of last year. The main reasons for the substantial decline in revenues generated from the Guangshen and long-distance trains were: (1) Guangdong Province, the Company's major operating area, was the region where SARS initially occurred in China in the first half of this year. The epidemic had lasted for a relatively long time and had significantly affected our business. Since the issue of travel warning for Guangdong Province by the World Health Organization on April 2, 2003, travelling activities in Guangdong Province from April to May declined rapidly. Large-scale trade negotiations and conventions were restricted and tourists and businessmen travelling to and from Guangdong Province declined sharply. This caused a substantial decline in the passenger volume; (2) considering the SARS impact, the Company reduced or temporarily suspended part of its train operations to cut operating cost and minimize the spread of SARS. The Company suspended the operation of five pairs of long-distance passenger trains, five pairs of Guangshen high-speed passenger trains and four pairs of regular-speed passenger trains on the Guangzhou-Shenzhen route. The operation of passenger trains between Shenzhen and Yueyang was suspended between May 2 and June 12 and resumed with a reduced train configuration between June 13 and July 2. The Shenzhen-Beijing passenger trains were operated with a reduced train configuration from May to July. The suspension and reduction of part of the passenger train operations have contributed to the decrease in the number of passengers; and (3) on festivals during the SARS period (such as the May 1 Golden Week), the Company did not adjust ticket prices upwards as it usually did on these festivals, and allowed for a full refund for tickets within a specified period. This also reduced the passenger revenues to a certain extent.

Revenues from the Hong Kong Through Trains of the Company in the first half of 2003 were RMB122.1 million, representing a decrease of 25.3% from that in the same period of last year. The decrease was mainly caused by: (1) the temporary ban on all tours from China to Hong Kong and Macao because of SARS epidemic in the first half of 2003, which spanned a few very important public holidays such as Hong Kong's Tomb Sweeping Day and Easter holiday and May 1 Labour Day, causing a sharp decline in business and tourist travels in and out of Hong Kong; and (2) the around-the-clock service of the Shenzhen Huanggang checkpoint since January 27, 2003 also affected the Company's passenger volume and revenues from the Hong Kong Through Trains.

Freight transportation business

Revenues generated from the Company's freight transportation in the first half of 2003 were RMB227.7 million, representing a decrease of 8.2% from RMB248.0 million in the first half of 2002. The following table sets forth the revenues and volume of freight transportation from January 1, 2003 to June 30, 2003 as compared to the same period in 2002:

                                                                                        Increase/
                                                                Six months ended    (decrease) as
                                                                     June 30,            compared
                                                               2003          2002         to 2002
--------------------------------------------------------------------------------------------------
Revenues from freight transportation (RMB thousands)         227,694       248,008         (8.2%)
--------------------------------------------------------------------------------------------------
Revenues from outbound freight                                40,864        48,403        (15.6%)
Revenues from inbound and pass-through freight               150,439       144,856          3.9%
Revenues from storage, loading and miscellaneous items        36,391        54,749        (33.5%)
Total tonnage (thousand tonnes)                               12,797        13,674         (6.4%)
Revenue per tonne (RMB)                                        17.79         18.14         (1.9%)
Total tonne-kilometers (millions)                              914.2         939.7         (2.7%)
Revenue per tonne-kilometer (RMB)                              0.249         0.264         (5.7%)

In the first half of 2003, the Company's outbound freight revenue was RMB40.9 million, representing a decline of 15.6% when compared with that of the same period in 2002; the inbound and pass-through freight revenues were RMB150.4 million, representing an increase of 3.9% when compared with that of the same period in 2002; and revenues from storage, loading and miscellaneous items were RMB36.4 million, representing a decline of 33.5% when compared with that of the same period in 2002. The decrease in the revenues from freight transportation as compared with that of the same period in 2002 was mainly due to: (1) the impact of SARS. The volume of some categories of freight, such as aero-fuel, food and articles of daily use, decreased sharply; (2) the decrease in import freight. Part of the freight formerly imported through Hong Kong is imported through other ports as a result of the opening of more ports to the outside world by the Chinese government. This reduced the outbound freight of the Company; and (3) intense competition. Since the expressway between Beijing and Zhuhai started operation, a large quantity of northbound freight had been transported via the expressway, causing a decrease in outbound railway freight. As a result of this decrease in freight volume, revenues from related businesses of storage and miscellaneous items also declined. Revenues from inbound and pass-through freight increased from the same period of last year. The increase was mainly due to the operation of the second track of the Beijing-Jiujiang line, resulting in the growth of pass-through freight from other railway companies.

Other businesses

Revenues from other businesses of the Company in the first half of 2003 decreased by 14.5% from RMB61.6 million in the same period of 2002 to RMB52.7 million. This was mainly due to the decrease in the passenger volume and reduction in passengers' onboard consumption as a result of the SARS epidemic. Furthermore, in order to offer more comfortable and convenient waiting areas, the Company dismantled some shops and advertisement boards at Guangzhou East Station, Shenzhen Station and Dongguan Station, which also reduced part of the revenues.

OPERATING EXPENSES OF THE RAILROAD BUSINESSES

Operating expenses of the Company's railroad businesses in the first half of 2003 were RMB795.1 million, representing a decrease of 1.2% from RMB804.5 million in the first half of 2002. This was mainly because the Company adjusted the depreciation rate for certain fixed assets, which led to a decrease in fixed asset depreciation expenses in the first half of 2003 as compared to the first half of 2002. Secondly, the Company temporarily suspended the operation of some of the trains due to the SARS epidemic, which reduced the expenses on use of railway tracks, hauling and in-station passenger service. At the same time, the Company took various measures in the first half of 2003 to control the impact of the SARS epidemic. Such activities increased the workload of employees. As a result, the Company's salary and general administrative expenses increased. Furthermore, the rise in diesel price caused by changes in the international market increased the Company's fuel expenses. To prevent the spread of the SARS epidemic, the Company had to maintain continuous operation of air-conditioners in the trains. The consumption of diesel and electricity was therefore increased. Although the consumption of materials and supplies was reduced as a result of the decreased train operation, the overall consumption of materials and supplies did not reduce accordingly as the two factors offset each other.

LIQUIDITY AND FINANCIAL RESOURCES

During the first half of 2003, the main source of the Company's capital was revenues from operations. Such capital was used primarily for capital and operational expenditures and tax payments.

As at June 30, 2003, the Company's liabilities to assets ratio was 11.7%.

The Company believes that it has sufficient working capital to support its operation and development.

PROSPECTS

As the Chinese government has succeeded in containing the SARS epidemic at this stage, the Company believes that the adverse impact of the SARS epidemic on its transportation businesses is temporary and will gradually fade away.

The Company will take advantage of the opportunities arising from the development of a Great Pearl River Delta economic circle among Guangdong Province, Hong Kong and Macau within its service areas and the establishment of closer economic partnership between the Mainland and Hong Kong, capture the historical opportunity in the breakthrough of the railway industry in China and continue with the implementation and improvement of the "as-frequent-as-buses" Train Project. It will continue to expand its transportation capacity, continue with upgrading equipment and maximize resources allocation of transportation management by focusing on computerized central control systems of railway traffic. It will also further strengthen its modern corporate management mechanism, establish corporate culture and improve its quality of service so as to establish the Guangzhou-Shenzhen railway as a profitable modernized railway which provides high speed and frequent services and which is equipped with most advanced science and technology, and turn the Guangzhou-Shenzhen railway into a safe, comfortable, premium, fast and convenient means of transport between Guangzhou, Shenzhen and Hong Kong and a convenient passage for people and freight linking the Mainland and Hong Kong.

During the second half of 2003, the Company will take active and effective measures to prevent the recurrence of SARS in its service areas and to provide comfortable, safe, hygienic and convenient train service and environment for its passengers. It will take advantage of the gradual relaxation of restrictions imposed by the Chinese government on Chinese residents' travelling to Hong Kong and Macau, enhance its marketing efforts on passenger and freight transportation and boost revenues and reduce costs. The Company believes that its passenger and freight transportation businesses will gradually recover during the second half of this year.

In relation to its passenger transportation business, the Company will continue to focus on the improvement and implementation of the "as-frequent-as-buses" Train Project, optimize the train schedule, and increase the number of trains stopping at Guangzhou Station and main intermediary stations to attract passengers from Guangzhou Station into the Guangzhou-Shenzhen route and the intermediary stations. The Company will further improve services of the two long-distance passenger trains that are operated by the Company between Shenzhen and Yueyang and between Shenzhen and Beijing. While accumulating experience of operations to compete in the long-distance passenger transportation market, the Company plans to extend the route of one pair of its regular-speed passenger trains, which currently run between Shenzhen and Guangzhou, to run further to Shaoguan, a city in the northern part of Guangdong Province, and compete in intra-province short-distance transportation market outside the Guangzhou-Shenzhen route. With respect to Hong Kong Through Trains, the Company added one pair of Hong Kong Through Trains on June 28, 2003 and began to offer discount to group travelers of Dongguan-Kowloon Through Trains on July 1, 2003. In order to attract more passengers, the Company will cooperate with Kowloon-Canton Railway Corporation actively in the "Hong Kong Welcomes You!" promotion for Hong Kong Through Trains. With respect to improvement in passenger service, the Company plans to add more ticket agents in major cities and towns along the Guangzhou-Shenzhen route and extend the presale period of tickets for the convenience of passengers. It will refurbish Shenzhen Station, Guangzhou East Station and Dongguan Station to offer a more comfortable environment for passengers.

In relation to its freight transportation business, the Company will focus on business potentials at Guangzhou port and Yantian port and continue to develop freight transportation in relation to ports. Emphasizing on the importance of container transportation, the Company also plans to operate a container train between Dongguan and Yantian port to increase the volume of container transportation. Furthermore, the Company plans to adjust freight transportation tariffs in its service territory, develop freight transportation market in different geographies, conduct freight transportation market research and marketing activities and open up new freight sources.

In relation to its other businesses, the Company will endeavour to develop new businesses. While providing passengers with more comfortable and convenient waiting areas, the Company will also create a more pleasant shopping environment for its passengers by opening a shopping mall after the refurbishment of the stations. It also plans to further develop the tourism business by taking advantage of the huge demand for travel after SARS and travel ban is lifted nationwide.

To ease the pressure of insufficient transportation capacity and to enhance the Company's overall competitive strength, the Company plans to invest in certain material projects (purchases) (major items as listed in the table below) to improve the facilities and equipment of the Company's transportation service with internally generated funds this year:

PROJECTS                                            AMOUNT        NOTES
                                                  (RMB'000)
----------------------------------------------------------------------------------------------------------------------
1  Purchase of locomotives and                     219,200        To upgrade the equipment and improve the
   passenger coaches                                              quality of services
2  North plaza of Guangzhou                         50,000        Together with Guangzhou Subway that is
   East Railway Station                                           under construction to provide passengers
                                                                  with convenience in transfer and dispersion
3  Technical support and                            40,000        For the technical preparation, examination
   maintenance depot for                                          and parking of long-distance
   passenger vehicles at                                          passenger trains
   Northern Shenzhen Station
4  Capacity upgrade between                         10,000        To upgrade the transportation capacity of
   Guangzhou and Shenzhen                                         the Company and to enhance its
   (the Fourth Line)                                              competitive strength. This project has not
                                                                  yet been approved by the relevant
                                                                  government authorities
5  The pedestrian passage between                   10,000        To improve the service facilities at
   Shenzhen Railway Station and                                   Shenzhen Station and
   Luohu Subway Station                                           connect the railway station with the
                                                                  subway station
6  An elevated carpark at Nan                       10,000        To improve the auxiliary service facilities
   Huan Lang and the construction                                 at Shenzhen Station
   at Xi Huan Lang of Shenzhen Station
7  Revamping of old station                         10,000        To improve the service facilities at Dongguan
   buildings at Dongguan                                          Station
   Station and the related projects
8  Construction of a connecting track for           10,000        An auxiliary project of the technical support
   passenger trains from Pinghu                                   and maintenance depot for passenger
   to northern Shenzhen                                           vehicles at Northern Shenzhen Station.
                                                                  This line is constructed for solving the problems
                                                                  created by the intersection of the train stocks and
                                                                  locomotives moving in and out of the depot for
                                                                  maintenance and examination between Pinghu and
                                                                  Shenzhen and the high-speed trains running on the
                                                                  main tracks
9  Construction of other transportation            101,700        To improve railway transportation
   facilities and small-scale purchases                           facilities and upgrade quality of service
   and construction projects

Note: The projects listed above are the Company's proposals which will be subject to change in the actual implementation.

FINAL DIVIDEND OF 2002

Resolution approving the distribution of a dividend of RMB0.10 (inclusive of tax) per share to the shareholders of the Company was passed at the annual general meeting of the Company for the year 2002 held on June 10, 2003. The dividend was distributed to the shareholders on or before July 10, 2003.

INTERIM DIVIDEND

The Board of Directors has decided not to declare any interim dividend for the six months ended June 30, 2003.

APPOINTMENT OF DIRECTORS, CHAIRMAN OF THE BOARD AND GENERAL MANAGER

Mr. Feng Qifu was appointed as the general manager of the Company by a resolution passed in a Board meeting held on May 8, 2003.

The annual general meeting for the year 2002 and a meeting of the Board of Directors were held on June 10, 2003. In the annual general meeting, resolutions to appoint Mr. Wu Junguang, Mr. Feng Qifu, Mr. Hu Lingling and Mr. Wen Weiming as directors of the Company were passed . Mr. Wu Junguang was elected the Chairman of the Board in the Board meeting.

EMPLOYEES, SALARY DISTRIBUTION POLICY AND TRAINING PLANS

As of June 30, 2003, the Company had a total of 9,255 employees, which is three less than the total number of employees at the end of year 2002.

The Company implemented a salary distribution policy which links remuneration closely with operating results, labour efficiency and individual contribution. Employees' salary distribution is subject to macro-control and is based on their post scores and performance reviews. As of June 30, 2003, the Company paid salaries of RMB139.6 million in total.

Pursuant to relevant state policies and regulations, the Company's employees enjoy the following benefits: (1) retirement pension - the Company is required to set aside a sum equivalent to 18% of the aggregate amount of salaries of all of its employees for the year and 5% of the aggregate amount of salaries of all of its employees for the year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund - the Company is required to set aside 14% of the aggregate amount of salaries of all of its employees as employees' welfare fund contributions and medical service fees; and (3) housing fund - both the Company and its employees are required to deposit 7% (for residents in Guangzhou area or along the Guangzhou-Shenzhen route), or 13% (for Shenzhen residents) of the employee's monthly salary into the employee's personal housing fund account. Save as disclosed, the Company has not participated in any other employees' basic medical insurance scheme.

In the first half of 2003, the Company had trained 30 managers and 173 workers on standardized operations required by their posts, and 286 managers and 2,576 workers on adaptability. The training included: computerized central control system of railway traffic, knowledge about new types of locomotives, operation for disconnectors, safety regulation, handling of emergency and knowledge about prevention of SARS. The Company also held 12 skill contests and 69 special lectures. The Company organized most of these training courses but also employed certain external experts for these purposes. Due to SARS epidemic, the Company has only completed 35% of its full-year training plans and the direct cost for these training programs was about RMB1.1 million.

EMPLOYEES' RESIDENTIAL PROPERTIES AND ACCOUNTING TREATMENT FOR DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the book value of the staff quarters and the proceeds collected from the sale of such quarters to the employees was less than RMB226.4 million as of June 30, 2003. Pursuant to the prevailing policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval by the Board. Such treatment conforms with the accounting rules and regulations applicable to the Company and its subsidiaries in China.

In the financial statements of the Company as of June 30, 2003, prepared in accordance with International Financial Reporting Standards, the Company accounted for the housing losses as follows: losses arising from the sales of completed staff quarters to the employees, or from the sales of premises under construction which could be reasonably estimated for future services was approximately RMB226.4 million. Such losses were amortized on a straight-line basis over the estimated remaining average service period of 15 years from the time of such sales. During the first half ended June 30, 2003, the housing losses charged to the deferred staff costs in the consolidated income statement was approximately RMB7.55 million and the accumulated amortized amount was RMB52.82 million.

As of June 30, 2003, the unamortized deferred expenses, which were recorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB173.5 million.

CAPITAL STRUCTURE

No change has occurred to the Company's share capital structure during the reporting period. The Company's capital structure as at June 30, 2003 was as follows:

                                           As at June 30, 2003

                                                        Percentage of
                                                          total share
Class of shares                       Number of shares    capital (%)
--------------------------------------------------------------------------------

State-owned legal person shares       2,904,250,000           66.99
H Shares                              1,431,300,000           33.01
--------------------------------------------------------------------------------

Total                                 4,335,550,000          100.00

SHAREHOLDERS

As at June 30, 2003, the interests and short positions of the persons, other than directors or supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

                                                                         As at June 30, 2003
                                                                    Percentage of    Percentage of
                                                        Number    class of shares      total share
Name of shareholder     Class of shares         of shares held                (%)      capital (%)
--------------------------------------------------------------------------------------------------
Guangzhou Railway       State-owned legal       2,904,250,000                 100          66.99
 (Group) Company        person shares

DIRECTORS' AND SUPERVISORS' INTERESTS

As at June 30, 2003, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Securities and Futures Ordinance) of the directors or supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from each director or supervisor of the Company as required to be made to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during this reporting period.

IMPACT OF ECONOMIC POLICIES ON THE COMPANY

The policies on adjustment of national economic structure and policies relating to import and export activities have affected the composition of the Company's railway freight and freight pricing policies. Save as disclosed, the Company is not aware of any other governmental policies that are likely to have effects on the Company's business and financial position.

TAXATION POLICY

As the Company is located in the Shenzhen Special Economic Zone, it enjoys a preferential income tax rate of 15%. The Company believes that such rate will continue to apply in the future.

On May 16, 2003, according to the document Shendishuifa [2003] 406 - (Notice Concerning Certain Taxation Measures for Promoting the Prevention and Cure of Atypical Pneumonia of Our Municipality) issued by (Shenzhen Bureau of Finance), (Shenzhen Municipality Office of the State Administration of Taxation) and (Shenzhen Local Taxation Bureau), the Company enjoys the following preferential taxation policies: (1) during the period from May 1, 2003 to September 30, 2003, the business tax levied on the Company's revenues generated from its passenger transportation business, city construction tax and education sub-charge will be reduced by half; and (2) upon the application of the Company, the real estate tax for the Company's real estate at Shenzhen Station used in its passenger transportation business will be reduced by half during the period from April 1, 2003 to September 30, 2003.

MATERIAL ACQUISITIONS OR DISPOSALS

During the six months ended June 30, 2003, the Company had made no material acquisitions or disposals.

OVERDUE TIME DEPOSITS

As of June 30, 2003, the Company had approximately RMB31.365 million overdue time deposits placed with Zengcheng Urban Credit Cooperative. The Company had initiated legal proceedings in respect of such overdue deposits and had obtained judgment in its favour. However, as the judgment debtor was under restructuring, the Court ordered a stay of execution of the judgment. The said overdue time deposits account for approximately 0.3% of the Company's net assets and 1.2% of the Company's total current assets, and have no material impact on the capital usage and operations of the Company. For prudence, the Company has reclassified such amount to other receivables and made certain provision for such overdue deposits.

Other than the overdue time deposits as disclosed, the Company has no other overdue time deposits that have not been repaid. The Company has not encountered any difficulty in withdrawing deposits. The Company has placed its deposits with other commercial banks in China and the Railway Deposit-taking Centre of the Ministry of Railway.

ENTRUSTED DEPOSITS

As of June 30, 2003, the Company did not have any entrusted deposits with any financial institutions in China.

BANK BORROWINGS

As of June 30, 2003, the Company had no bank loans or borrowings.

CONTINGENCY

As of June 30, 2003, the Company's investment in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture to carry on real estate business near a railway station operated by the Company.

On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors ("the Guarantors") on certain payables owed by Guangdong Guangcheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng and Guangzhou Guantian were related companies with a common chairman. As Guangdong Guancheng failed to repay the debt, the independent third party sued Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi for the debt owed to it by Guangdong Guancheng. According to a court verdict on November 4, 2001, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guantian had to pay an amount of approximately RMB257 million plus interest.

As stated above, if Guangzhou Guantian is held responsible for the guarantee, the Company may need to make provision for the decrease in value of its investment in Tiecheng. Having consulted an independent lawyer, the directors of the Company believe that the guarantee is invalid according to the relevant rules and regulations of China. Tiecheng is now in the process of appealing for discharge of the obligation of Guangzhou Guantian under the guarantee. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian having to settle the above claim is remote and no provision for the decrease in value of the Company's investment in Tiecheng was made in the accounts.

EXCHANGE RISK

The Company currently holds a certain amount of deposits denominated in United States dollars and Hong Kong dollars. It also receives revenues in Hong Kong dollars from the provision of transportation service. When there are major fluctuations in the exchange rates of these currencies to RMB, the Company's operating results will be affected.

CHARGE ON ASSETS AND GUARANTEE

As at June 30, 2003, the Company had not charged any of its assets and had not provided any guarantee.

MATERIAL LITIGATION

As at June 30, 2003, the Company was not involved in any major litigation or dispute.

CONNECTED TRANSACTION

As at June 30, 2003, the Company's connected transactions of railway transport have been carried out on normal terms according to the conditions and contents of the waiver granted by the Stock Exchange and the contracts entered into by the contracting parties. There has been no new connected transaction.

AUDIT COMMITTEE

The Audit Committee is composed of two independent non-executive directors of the Company. Its principal duties include the review and supervision of the Company's financial reporting procedures and internal controls. The unaudited interim financial statement for the six months ended June 30, 2003 has been reviewed by the Audit Committee.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice set out in Appendix 14 to the Listing Rules of the Stock Exchange.

DOCUMENTS AVAILABLE FOR INSPECTION

The full text of the Interim Report and Financial Statements signed by the Chairman are available for inspection at No. 1052 Heping Road, Shenzhen, the People's Republic of China.

                                      On behalf of the Board of Directors
                                                Wu Junguang
                                      Chairman of the Board of Directors

Shenzhen, the People's Republic of China, August 12, 2003

INTERIM RESULTS

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited interim operating results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2003 prepared in conformity with International Financial Reporting Standards ("IFRS").

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------------

                                                                          For the six months ended June 30,
                                                                     2003                  2002                 2003
                                                 Note             RMB'000               RMB'000              US$'000
                                                                                                           (Note 14)
-----------------------------------------------------------------------------------------------------------------------------------
Revenues from railroad businesses
 Passenger                                                        748,999               891,029               90,241
 Freight                                                          227,694               248,008               27,433
-----------------------------------------------------------------------------------------------------------------------------------

 Sub-total                                                        976,693             1,139,037              117,674
Revenues from other businesses                                     52,691                61,611                6,348
-----------------------------------------------------------------------------------------------------------------------------------

Total revenues                                                  1,029,384             1,200,648              124,022
-----------------------------------------------------------------------------------------------------------------------------------

Operating expenses
 Railroad businesses                                             (795,148)             (804,486)             (95,801)
 Other businesses                                                 (50,672)              (54,007)              (6,105)
-----------------------------------------------------------------------------------------------------------------------------------

Total operating expenses                                         (845,820)             (858,493)            (101,906)
-----------------------------------------------------------------------------------------------------------------------------------

Profit from operations                                            183,564               342,155               22,116
Other income                                                       17,621                11,387                2,123
Finance costs                                                        (920)                 (302)                (111)
Share of profit (losses) of
 associates before tax                                                209                    (2)                  25
-----------------------------------------------------------------------------------------------------------------------------------

Profit before tax                                  3              200,474               353,238               24,153
Income tax expense                                 4              (31,011)              (55,150)              (3,736)
-----------------------------------------------------------------------------------------------------------------------------------

Profit from ordinary activities after tax                         169,463               298,088               20,417
Minority interests                                                    542                   (74)                  65
-----------------------------------------------------------------------------------------------------------------------------------

Profit attributable to shareholders                               170,005               298,014               20,482
-----------------------------------------------------------------------------------------------------------------------------------

Earnings per share
 - Basic                                           6             RMB0.039              RMB0.069             USD0.005
-----------------------------------------------------------------------------------------------------------------------------------

 - Diluted                                         6                  N/A                   N/A                  N/A

CONDENSED CONSOLIDATED BALANCE SHEET

---------------------------------------------------------------------------------------------------------------------------------
                                                                         As of                 As of                 As of
                                                                      June 30,          December 31,              June 30,
                                                                          2003                  2002                  2003
                                                   Note                RMB'000               RMB'000               US$'000
                                                                   (Unaudited)             (Audited)             (Note 14)
---------------------------------------------------------------------------------------------------------------------------------
Non-current assets
Fixed assets                                       7               6,776,012             6,798,280              816,387
Construction-in-progress                           7                 716,535               672,827               86,330
Leasehold land payments                                              649,388               656,998               78,240
Interests in associates                                              141,539               140,842               17,053
Available-for-sale investments                                       166,695               166,695               20,084
Deferred tax assets                                                    7,918                 7,577                  954
Deferred staff costs                                                 173,549               181,095               20,910
---------------------------------------------------------------------------------------------------------------------------------

                                                                   8,631,636             8,624,314            1,039,958
---------------------------------------------------------------------------------------------------------------------------------

Current assets
Materials and supplies                                                37,789                34,105                4,553
Trade receivables, net                             8                  57,346                51,457                6,909
Due from Parent Company                                                  -                  39,374                  -
Due from related parties                                             240,617               267,885               28,990
Prepayments and other receivables, net                               316,915               260,075               38,182
Temporary cash investments                                           614,756               567,339               74,067
Cash and cash equivalents                                          1,406,379             1,413,045              169,443
---------------------------------------------------------------------------------------------------------------------------------

                                                                   2,673,802             2,633,280              322,144
---------------------------------------------------------------------------------------------------------------------------------

Current liabilities
Trade payables                                     9                  51,718                41,734                6,231
Payables for construction of fixed assets                            152,558               181,473               18,380
Due to Parent Company                                                 34,581                    -                 4,166
Due to related parties                                               112,501               158,199               13,554
Dividends payable                                                    413,787                90,663               49,854
Taxes payable                                                         19,058                71,844                2,296
Accrued expenses and other payables                                  533,510               457,953               64,278
---------------------------------------------------------------------------------------------------------------------------------

                                                                   1,317,713             1,001,866              158,759
---------------------------------------------------------------------------------------------------------------------------------

Net current assets                                                 1,356,089             1,631,414              163,385
---------------------------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                              9,987,725            10,255,728            1,203,343
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                         As of                 As of                 As of
                                                                      June 30,          December 31,              June 30,
                                                                          2003                  2002                  2003
                                                   Note                RMB'000               RMB'000               US$'000
                                                                   (Unaudited)             (Audited)             (Note 14)
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                     7,124                11,577                    858
---------------------------------------------------------------------------------------------------------------------------------

Net assets                                                         9,980,601            10,244,151              1,202,485
---------------------------------------------------------------------------------------------------------------------------------

Representing:
 Share capital                                     10              4,335,550             4,335,550                522,355
 Reserves                                                          5,645,051             5,908,601                680,130
---------------------------------------------------------------------------------------------------------------------------------

Total capital and reserves                                         9,980,601            10,244,151              1,202,485

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Reserves
                                             Share           Share        Revenue        Retained
                                           capital         premium       reserves        earnings       Sub-total         Total
                                 Note      RMB'000         RMB'000        RMB'000         RMB'000         RMB'000       RMB'000
-----------------------------------------------------------------------------------------------------------------------------------
Balances at
 December 31, 2002                        4,335,550       3,984,135      1,287,370        637,096       5,908,601     10,244,151
Profit attributable
 to shareholders                                 -               -              -         170,005         170,005        170,005
Dividends relating to 2002       5               -               -              -        (433,555)       (433,555)      (433,555)
-----------------------------------------------------------------------------------------------------------------------------------

Balances at June 30, 2003                 4,335,550       3,984,135      1,287,370        373,546       5,645,051      9,980,601
-----------------------------------------------------------------------------------------------------------------------------------

Balances at
 December 31, 2001                        4,335,550       3,984,135      1,198,335        602,603       5,785,073     10,120,623
Profit attributable
 to shareholders                                 -               -              -         298,014         298,014        298,014
Dividends relating to 2001       5               -               -              -        (433,555)       (433,555)      (433,555)
-----------------------------------------------------------------------------------------------------------------------------------

Balances at June 30, 2002                 4,335,550       3,984,135      1,198,335        467,062       5,649,532      9,985,082

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------
                                                                    For the six months ended June 30,
                                                                 2003              2002              2003
                                                              RMB'000           RMB'000           US$'000
                                                                                                 (Note 14)
-----------------------------------------------------------------------------------------------------------------

Net cash from operating activities                            242,152           557,534            29,175
Net cash used in investing activities                        (229,050)         (133,305)          (27,596)
Net cash used in financing activities                         (19,768)           (3,198)           (2,382)
-----------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents           (6,666)          421,031              (803)
Cash and cash equivalents at beginning of period            1,413,045           365,508           170,246
-----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of period                  1,406,379           786,539           169,443

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of preparation and accounting policies

    The accompanying condensed consolidated financial statements are prepared in accordance with IFRS 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

    The accounting policies adopted by the Group in preparing the interim condensed consolidated financial statements are the same as those adopted in the preparation of the annual consolidated financial statements as of and for the year ended December 31, 2002.

2.  Segment information

    (i) Business Segments

    The Group conducts the majority of its business activities in railroad and other business operations. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies adopted in preparing the consolidated financial statements of the Group. The Group evaluates performance based on profit from operations. An analysis of the Group's revenues and results for the period by business segment is as follows:


                                                             For the six months ended June 30,
                             Railroad businesses  Other businesses      Unallocated        Consolidation            Total
                                2003        2002     2003     2002      2003     2002      2003      2002      2003       2002
                             RMB'000     RMB'000  RMB'000  RMB'000   RMB'000  RMB'000   RMB'000   RMB'000   RMB'000    RMB'000
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
 - External                  976,693   1,139,037   52,691   61,611      --       --        --        --    1,029,384   1,200,648
 - Inter-segment                --          --     27,483   33,537      --       --     (27,483)  (33,537)     --          --
-----------------------------------------------------------------------------------------------------------------------------------

                             976,693   1,139,037   80,174   95,148      --       --     (27,483)  (33,537) 1,029,384   1,200,648

Segment result               181,545     334,551    2,019    7,604      --       --        --        --      183,564     342,155
Other income                  14,885       9,185    2,736    2,202      --       --        --        --       17,621      11,387
Including:

 Interest income              13,754       9,561      220      240      --       --        --        --       13,974       9,801
Finance costs                   --          --        --       --     (920)    (302)       --        --         (920)       (302)
Share of profit (losses) of
 associates before tax           209          (2)     --       --       --       --        --        --          209          (2)
Income tax expense                                                                                           (31,011)    (55,150)
Minority interests                                                                                               542         (74)
-----------------------------------------------------------------------------------------------------------------------------------

Profit attributable
 to shareholders                                                                                             170,005     298,014


    (ii) Geographic Segments

    For the six months ended June 30, 2003, all of the Group's business operations were conducted in the People's Republic of China (the "PRC").

3.  Profit before tax

    Profit before tax is stated after charging (crediting) the following:


                                              For the six months ended
                                                      June 30,
                                                  2003            2002
                                               RMB'000         RMB'000
--------------------------------------------------------------------------------
Depreciation of fixed assets                   159,818         176,121
Amortisation of leasehold land payments          7,714           7,521
Amortisation of deferred staff costs             7,546           7,666
Interest expenses                                  920             302
Interest income                                (13,974)         (9,801)


4.  Income tax expense

    The amount of taxation charged to the condensed consolidated income statement represents:

                                                For the six months ended
                                                         June 30,
                                                     2003         2002
                                                  RMB'000      RMB'000
--------------------------------------------------------------------------------

PRC enterprise income tax                          30,987       55,090
Share of taxation attributable to associates           24           60
--------------------------------------------------------------------------------

                                                   31,011       55,150


    Income tax was provided in accordance with the income tax law of the PRC. As the Company was incorporated in the Shenzhen Special Economic Zone, it is subject to income tax rate of 15%. Other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation.

5.  Dividends

    No appropriation from retained earnings has been made to the statutory reserves for the six months ended June 30, 2003. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

    On April 23, 2003, the Company declared a dividend of RMB0.10 per share in respect of the year ended December 31, 2002, totaling RMB433,555,000. The Board of Directors has decided not to declare any interim dividend for the six months ended June 30, 2003.

6.  Earnings per share

    Basic earnings per share for the six months ended June 30, 2003 were computed by dividing, consolidated profit attributable to shareholders by 4,335,550,000 shares (2002: 4,335,550,000 shares) outstanding throughout the period. No diluted earnings per share was presented as there was no dilutive potential ordinary shares as of period end.

7.  Fixed assets and construction-in-progress

    During the six months ended June 30, 2003, the addition of the Group's fixed assets and construction-in-progress amounted to approximately
    RMB147,729,000; the disposal of the Group's fixed assets and construction-in-progress amounted to approximately RMB13,255,000.

8.  Trade receivables, net

                                           For the six months ended
                                              As of          As of
                                           June 30,   December 31,
                                               2003           2002
                                            RMB'000        RMB'000
--------------------------------------------------------------------------------
Trade receivables                            73,104         67,416
Less: Provision for doubtful accounts       (15,758)       (15,959)
--------------------------------------------------------------------------------

                                             57,346         51,457

    Trade receivables was mainly the charges from cargo transportation and the credit terms granted to the customers were normally 90 to 180 days. The aging analysis of trade receivables was as follows:


                                       As of           As of
                                    June 30,    December 31,
                                        2003            2002
                                     RMB'000         RMB'000
--------------------------------------------------------------------------------

Within 1 year                         49,655          44,985
Over 1 year but within 2 years         7,691           3,491
Over 2 years but within 3 years         --             1,652
Over 3 years                          15,758          17,288
--------------------------------------------------------------------------------

                                      73,104          67,416

9.  Trade payables

    The aging analysis of trade payables was as follows:

                                       As of           As of
                                    June 30,    December 31,
                                        2003            2002
                                     RMB'000         RMB'000
--------------------------------------------------------------------------------

Within 1 year                         50,766          40,677
Over 1 year but within 2 years           952             850
Over 2 years but within 3 years         --               207
--------------------------------------------------------------------------------

                                      51,718          41,734

10. Share capital

    As of June 30, 2003, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:


                                            Number                        Percentage of
                                         of shares     Nominal value      share capital
                                              '000           RMB'000
----------------------------------------------------------------------------------------
Authorised, issued and fully paid:
 State-owned Legal Person Shares         2,904,250         2,904,250            67%
 H Shares                                1,431,300         1,431,300            33%
----------------------------------------------------------------------------------------

                                         4,335,550         4,335,550           100%

11. Commitments

    (i)  Capital commitments

                                                      As of           As of
                                                   June 30,    December 31,
                                                       2003            2002
                                                    RMB'000         RMB'000
--------------------------------------------------------------------------------
Authorised and contracted for                             -          10,158
Authorised but not contracted for                         -               -
--------------------------------------------------------------------------------

                                                          -          10,158

    (ii) Operating lease commitments

                                                         As of             As of
                                                      June 30,      December 31,
                                                          2003              2002
                                                       RMB'000           RMB'000
--------------------------------------------------------------------------------

Machinery and equipment
 - not more than one year                              108,000           108,000
 - more than one year but not more than five years     237,375           291,375
--------------------------------------------------------------------------------

                                                       345,375           399,375

12. Related party transactions

    A portion of transactions undertaken by the Group for the six months ended June 30, 2003 was with related PRC state-owned enterprises and on such terms as determined by the relevant PRC authorities and stipulated in the related agreements entered into with these parties. The following is a summary of significant recurring transactions carried out in the ordinary course of business by the Group with related parties during the six months ended June 30, 2003:

                                                                            For the six months ended
                                                                                     June 30,
                                                                                 2003          2002
                                                                              RMB'000       RMB'000
--------------------------------------------------------------------------------------------------------
Lease of locomotives and related services from
 Yang Cheng Railway Company, a subsidiary of
 Guangzhou Railway (Group) Company (the "Parent Company")                      17,160        17,528
Provision of train and related services from
 Guangmeishan Railway Company Limited,
 a subsidiary of the Parent Company                                             2,510         2,196
Purchase of materials and supplies from
 Guangzhou Railway Material Supply Company,
 a subsidiary of the Parent Company                                             5,492         4,088
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by
 Guangzhou Railway (Group), Guangshen Railway Enterprise Development
 Company, a subsidiary of the Parent Company                                   34,388        28,400
Operating lease rentals paid to the PRC Ministry of Railway (the "MOR")        26,990        26,889
Provision of trains and related services through MOR                           90,950       116,927
Provision of trains and usage and related services from
 Guangzhou Railway (Group) Passenger Transportation Company,
 a subsidiary of the Parent Company                                             2,362         1,893
Interest expenses paid to the Parent Company                                      814           757
Interest received from the MOR's Railroad Deposit-taking Centre                 1,619         1,641
Interest received from Pingnan Railway Company Limited,
  an associate of the Parent Company                                             --             287
Interest received from Guangmeishan Railway Company Limited                      --             300

13. Contingency

    As of June 30, 2003, the Company's investment in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140,000,000. In 1996, Tiecheng entered into an agreement with a Hong Kong incorporated company to establish Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign contractual joint venture to develop certain properties near a railway station operated by the Group.

    On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257,000,000 plus interest from Guangdong Guancheng.

    As stated above, if Guangzhou Guantian is held responsible for the guarantee, the Group may need to provide for impairment on its interests in Tiecheng. Having consulted an independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Tiecheng is now in the process to apply to the court for discharging the obligation of Guangzhou Guantian in relation to the guarantee. Accordingly, the directors consider that the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made.

14. Translation of amounts from Chinese Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the exchange rate quoted by the People's Bank of China on June 30, 2003 of US$1=RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2003 or on any other date.

15. Principal Financial Ratios

                                                                      2003                      2002
------------------------------------------------------------------------------------------------------
a.  Basic earnings per share
     (Consolidated profit attributable to shareholders
      for the six months ended June 30/weighted
      average number of shares outstanding)                       RMB0.039                  RMB0.069
b.  Return on net assets
     (Consolidated profit attributable to shareholders
      for the six months ended June 30/consolidated
      net assets as of June 30)                                       1.7%                      3.0%
c.  Net assets per share
     (Consolidated net assets as of June 30/number
      of shares outstanding as of June 30)                         RMB2.30                   RMB2.30

ADDITIONAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS (UNAUDITED)

Effects on the consolidated profit attributable to shareholders and consolidated net assets of significant differences between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") are summarised below. The estimated US GAAP adjustments shown below have been prepared by the management of the Company and have not been subject to independent audit.

                                                     For the six months ended June 30,
                                                     2003            2002            2003
                                                  RMB'000         RMB'000         US$'000
                                                                                 (Note 2)
---------------------------------------------------------------------------------------------

Consolidated profit attributable
 to shareholders under IFRS                       170,005         298,014          20,482
Impact of estimated US GAAP adjustments:
 Reversal of additional depreciation
  charges arising from the revaluation
  surplus of fixed assets                          24,211          24,211           2,917
 Effect of US GAAP adjustment on taxation          (3,632)         (3,632)           (438)
---------------------------------------------------------------------------------------------

Estimated consolidated profit attributable
 to shareholders under US GAAP                    190,584         318,593          22,961
---------------------------------------------------------------------------------------------

Estimated basic earnings per share
 under US GAAP                                   RMB0.044        RMB0.073        USD0.005
---------------------------------------------------------------------------------------------

Estimated basic earnings per equivalent
 American Depositary Share (ADS)
 under US GAAP                                   RMB2.198         RMB3.67        USD0.265
---------------------------------------------------------------------------------------------

                                                      As of              As of              As of
                                                   June 30,       December 31,           June 30,
                                                       2003               2002               2003
                                                    RMB'000            RMB'000            US$'000
                                                                                         (Note 2)
--------------------------------------------------------------------------------------------------
Consolidated net assets under IFRS                9,980,601         10,244,151          1,202,485
Impact of estimated US GAAP adjustments:
 Reversal of the revaluation surplus
  on fixed assets                                (1,492,185)        (1,492,185)          (179,781)
 Reversal of additional depreciation
  charges arising from the revaluation
  surplus on fixed assets                           330,884            330,884             39,866
 Deferred tax assets created                        223,828            223,828             26,967
 Effect of US GAAP adjustment on taxation           (49,634)           (49,633)            (5,980)
--------------------------------------------------------------------------------------------------

Estimated consolidated net assets
 under US GAAP                                    8,993,494          9,257,045          1,083,557

Notes:

1. Estimated basic earnings per share and equivalent ADS for the six months ended June 30, 2003 were computed by dividing estimated consolidated profit attributable to shareholders under US GAAP by 4,335,550,000 shares (2002:
    4,335,550,000) and 86,711,000 equivalent ADSs (2002: 86,711,000) outstanding throughout the period respectively. No diluted earnings per share and per equivalent ADS was presented as there was no dilutive potential ordinary shares as of period end.

2. Translation of amounts from RMB into US$ for the convenience of the reader has been made at the exchange rate quoted by the People's Bank of China on June 30, 2003 of US$1=RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2003 or on any other date.

                                    SIGNATURE


              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GUANGSHEN RAILWAY COMPANY LIMITED



                                             By:  /s/ YAO XIAOCONG
                                                --------------------------------
                                                Name:  Yao Xiaocong
                                                Title: Company Secretary

Dated: August, 2003